SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

PAYMENT OF STIPULATED AMOUNT RIDER
(Payment of Stipulated Amount in the Event of Total Disability)

This rider is part of the Certificate to which it attaches and is effective as of the Certificate Date, unless another date is specified in Section 1 of the Certificate.  It is part of, and subject to, the other terms and conditions of the Certificate.  If the terms of this rider and the Certificate conflict, this rider’s provisions will control.

Total Disability
"Total Disability" is any incapacity of the Insured which results from bodily injury or disease. During the first 60 months of such an incapacity, it must prevent the Insured from performing substantially all of the major duties of his or her occupation for remuneration or profit. If the incapacity continues beyond 60 months, it must prevent the Insured from doing any work for remuneration or profit for which he or she is reasonably qualified by reason of training, education or experience.

Even if the Insured can work, the following will constitute Total Disability: total and permanent loss of sight of both eyes; severance of both hands, both feet, or one hand and one foot; total and permanent loss of hearing in both ears.

Benefit
If the insured's Total Disability commences while this rider is in force and continues for six months, We will then make a monthly payment on Your behalf equal to the Stipulated Amount shown in Section 1 of the Certificate. We will continue to make such payments for as long as that Total Disability continues, but not beyond the end of the benefit period shown for this rider in Section I of the Certificate. The amounts We pay will be applied to the Certificate as Premium payments in accordance with the terms of the Certificate. If applying any amount payable under this rider as a Premium payment would cause the Certificate to fail to qualify as life insurance under applicable tax law, We will pay that amount to You instead of applying it as a Premium payment.

The payments described in the preceding paragraph are subject to the following conditions and to the other provisions of this rider:

1.
Except as provided in item 2 of this Benefit provision, payments made under this rider will be made on Monthly Anniversary Days, beginning with the first Monthly Anniversary Day that occurs after We first receive Due Proof of Total Disability in accordance with this rider's Notice and Proof provision.

2.
For purposes of this item 2, We will calculate a total Stipulated Amount by multiplying the Stipulated Amount shown in Section 1 of the Certificate by the number of Monthly Anniversary Days that occur in the period that begins on the date that Total Disability commences and ends on the date We first receive Due Proof of Total Disability in accordance with this rider's Notice and Proof provision.

Any amount We pay under this rider in accordance with this item 2 will be paid as of the first Monthly Anniversary Day that occurs after We first receive Due Proof of Total Disability in accordance with this rider's Notice and Proof provision.

Payment of amounts under this rider does not guarantee that the Account Value of the Certificate will be sufficient to keep the Certificate in force.

Risks Excluded
We will not make payments under this rider if the Insured's Total Disability is caused by or results from any of the following:

• during the first two years this rider is in force, bodily injury sustained or disease first manifested while this rider is not in force (unless disclosed in the Application);

•        directly from willfully and intentionally self-inflicted injury,

•        participation in war or the hostile action of the armed forces of any country; or

•        participation in the training or operations of any armed forces during a state of war or armed conflict.

Notice and Proof
We must be given written notice and receive Due Proof of the Insured's Total Disability before We make any payment under this rider. We must be given notice at Our Service Office while the Insured is alive and the Total Disability is continuing. We must receive Due Proof at Our Service Office within six months after notice of the disability is given. The earliest date on which We will consider Due Proof to have been first received is the date on which Total Disability has continued for six months. We will not refuse to make payments under this rider because of a failure to provide Due Proof within this time limit if You show Us that it was not reasonably possible to meet this time limit and that Due Proof was given to Us as soon as reasonably possible and was given, except in the absence of legal capacity, no later than one year from the time Due Proof would otherwise have been required. However, if We do not receive Due Proof within six months after notice of the disability is given, the notice of the disability will be deemed to have been given six months prior to the date We finally receive Due Proof.

Thereafter, We may require from time to time additional Due Proof that the disability is continuing. However, after the disability has continued for five years, We will not require such additional Due Proof more than once a year. We may also require the Insured to be examined, at Our expense, by a medical examiner of Our choice. If such Due Proof is not submitted, We will stop making payments under this rider.

Monthly Rider Cost
The monthly cost for this rider is shown in Section 1 of the Certificate. This cost is part of the Monthly Cost of Insurance described in the Account Value section of the Certificate.

Change in Stipulated Amount
You may change the Stipulated Amount by written request to Our Service Office. An increase in the Stipulated Amount is subject to Our underwriting and administrative rules in effect at the time.

If We make a change to the Certificate at Your request and if that change results in a reduction of the amount of annual Premium You may pay for the Certificate under applicable tax law, We will reduce the Stipulated Amount to conform to that reduction. We will reduce the monthly cost for this rider appropriately. We will inform You in writing of these reductions.

Termination
This rider will terminate on the earliest of:

•       the Anniversary nearest to the Insured's 65th birthday. However, if the Insured's Total Disability commenced before that Anniversary, We will continue monthly payments until the earlier of: 1) the date that Total Disability ceases; or 2) the end of the benefit period shown for this rider in Section I of the Certificate. No Total Disability of the Insured that commences on or after the Anniversary nearest to the Insured's 65th birthday is covered under this rider,

•       the date the Certificate terminates in accordance with its Grace Period provision;

•       the date the Certificate is surrendered for its Cash Surrender Value;

•        the date of death of the insured,

•        the date We receive Your written request that it be terminated.

Termination of this rider will not invalidate or diminish any benefit for which the Insured has qualified under this rider.

[Robert C. Salipante], [President]

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